BDO Dunwoody LLP Chartered Accountants and Consultants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Direct Line: (604) 443-4732
E-mail: mmadsen@bdo.ca
12923

August 14, 2003

British Columbia Securities Commission	Alberta Securities Commission
P.O. Box 10142, Pacific Centre	21st Floor
701 West Georgia Street	10025 Jasper Avenue
Vancouver, BC V7Y 1L2	Edmonton, AB T5J 3Z5

Office of International Corporate Finance	TSX Venture Exchange
Securities and Exchange Commission	P.O. Box 11633
450 Fifth Street NW, Mail Stop 3-7	Suite 2700 – 650 West Georgia Street
Washington, DC 20549	Vancouver, BC V6B 4N9

National Association of Securities Dealers
OTCBB Filings
9801 Washingtonian Blvd
Gaithersburg, MD 20878-5356

Attention: Statutory Filings

Dear Sirs:

Re:     Nettron.Com, Inc. (“the Corporation”)
           Notice of Change of Auditor

With respect to the Notice of Change of Auditor dated August 12, 2003 and pursuant to National Policy No. 31, we have read the Notice of Change of Auditor for the Corporation and, based on our knowledge of the information at this date, we agree with its contents as it pertains to the Former and Successor Auditor.

Yours truly,

“BDO Dunwoody LLP”

Chartered Accountants

cc:    Nettron.Com, Inc.
         Attention: Douglas E. Ford, Director